Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On July 17, 2007, the Chicago Board Options Exchange, Incorporated posted the following information circular on its website.

Information Circular IC07-104

Date:       July 17, 2007

To:          CBOE Members and Staff

From:      Office of the Chairman

Re:          Strategic and Competitive Update

A number of important events have transpired since our last letter to the membership in February 2007.  This letter will first address CBOE’s strategic direction: our for-profit transition, our path to demutualization, the acquisition of CBOT by the CME, and how that acquisition impacts the exercise right.  The remainder of the letter will provide a competitive review that will include a status report on CBOE volume and market share, new products, enhancements to our Hybrid market model, and CBOE’s branding initiative.

REVIEW OF CBOE’S STRATEGIC DIRECTION

CBOE’s For-Profit Transition

Second Quarter Financial Results

At the close of the second quarter 2007, the Exchange’s second year of for-profit operation, CBOE posted an increase in year-to-date profits of 89% over the same time period last year. CBOE reported after-tax profits of $36.2 million on average daily volume of 3,435,000 contracts for the first six months of 2007.  During the same period last year, CBOE reported after-tax profits of $19.2 million on average daily volume of 2,705,000 options contracts. During the second quarter of 2007, CBOE recorded an after-tax profit of $18.7 million on average daily volume of 3,499,000 contracts; an increase of 31 percent over the same quarter last year, when CBOE recorded an after-tax profit of $14.2 million on average daily volume of 2,918,000 contracts. In summary, CBOE’s revenue continues to increase while expense levels are being held relatively flat. (View the complete report at IC07-103, Unaudited Second Quarter 2007 Financial Statements).

Seat Prices

A new all-time high in seat prices was established on July 12, when a seat traded for $2.6 million, surpassing the previous high of $2.55 million set on June 5, 2007.  The first sale of 2007 was for

$1.8 million on January 10. To date, 60 CBOE seats have traded thus far in 2007.  A total of 111 seats changed hands in 2006, and the highest price paid for a seat last year was $1,775 million.

CBOE’s Path to Demutualization

SEC Filing Status

On February 9, 2007, CBOE Holdings, Inc. filed an S-4 Registration Statement with the SEC in connection with CBOE’s proposed demutualization.  On May 11, 2007, we filed the first amendment to the S-4, which included 2006 audited financials and provided additional information regarding CBOE’s post-demutualization access plan.  The S-4 and a detailed Q&A may be found under the “CBOE Demutualization” link at www.cboe.com/Demutualization.

Some of you have asked us when we anticipate the SEC to complete its review of our S-4 filing. We expect the review process with the SEC to be completed by the end of this year.  Subject to a favorable membership vote, we currently believe the only significant open issue related to completing CBOE’s proposed demutualization is the resolution of the exercise right issue. An update on that matter follows.

Status of Exercise Right Interpretation

The CME’s acquisition of the CBOT has been approved and consummated. CBOE’s interpretation of the impact of the acquisition on exercise right eligibility is that there are no longer any CBOT members who are eligible to become or remain exerciser members of CBOE. CBOE’s rule interpretation is based on a well-founded legal position. It is consistent with CBOE charter provisions related to the exercise right as well as with the spirit of that charter. (To read the letter that details CBOE’s position on this matter, see “CBOE Response To Comment Letters RE: Exercise Right Rule Filing—June 15, 2007” under the CBOT Exercise Right section of www.cboe.org/Legal).  Our interpretation has been filed with the SEC, and we expect them to take action in the near future.

Temporary Access Rights

In order to allow former exercise right members to continue trading while the rule interpretation is being processed, CBOE filed an interim plan with the SEC that grants temporary membership to former exerciser members who were exercise members on July 1, 2007 and who were also exercise members at the close of business on July 11, the day before the closing of the CME/CBOT transaction.  The interim plan will remain in effect until the SEC approves our exercise right rule interpretation. There will be a second temporary access plan that deals with former exerciser members to bridge the gap between the SEC approval of CBOE’s exercise right rule interpretation (see “Status of Exercise Right Interpretation” above) and the demutualization of CBOE.  This plan will require approval by the CBOE membership. We will provide additional information and hold a membership vote on the second temporary access plan in the near future.  View IC07-098, Temporary Membership Status for additional information.

CBOE’s Relationship with ICE

The exclusive agreement between CBOE and the IntercontinentalExchange (ICE) with regard to the exercise right was terminated by virtue of the approval of the CME’s acquisition of CBOT. CBOE and ICE have agreed to explore other mutually beneficial initiatives.

Litigation Related to the Exercise Right

The CBOT and a group of CBOT members previously filed a lawsuit in Delaware state court regarding issues related to the exercise right.  CBOE filed a motion to dismiss the lawsuit based on, among other things, the grounds that the SEC has exclusive jurisdiction over the proper interpretation of exchange rules and membership issues.  The Delaware Court heard argument on these motions on May 30, 2007, but has not indicated when it will rule.

REVIEW OF CBOE’S COMPETITIVE POSITION

Volume and Market Share

CBOE is on pace for another record volume year. Nearly 426 million contracts traded hands at CBOE in the first six months of 2007, an increase of 26 percent over the same period in 2006. Equity options volume in the first half of 2007 totaled 232.8 million contracts, an increase of 19 percent over the same period last year.  Overall index and ETF options volume at CBOE totaled 193.2 million contracts in the first two quarters of 2007, an increase of 36 percent over the same time period last year.

CBOE’s volume gains continued to outpace those of the industry, even as industry-wide totals continue to reach all-time highs. Year-to-date, CBOE’s overall market share of 33.8 percent was unchanged from the first six months of 2006. Market share in equity options (26 percent) and in multiply listed index and ETF options (40 percent) was also unchanged.

Expanding Business through a Multi-Asset Platform

CBOEdirect is now the trade engine for CBOE; for OneChicago, the joint CBOE/CME/CBOT exchange for single stock futures; for the CBOE Futures Exchange (CFE), our all-electronic futures exchange; and for the recently launched CBOE Stock Exchange (CBSX). With the launch of CBSX, CBOE now offers options, futures and stocks — all trading on the same platform.

CBOE Stock Exchange (CBSX)

In January 2007, as CBOE prepared to launch the CBOE Stock Exchange (CBSX), David Harris was named CBSX President.  Harris previously served as Senior Vice President of Business Planning and Strategy at the AMEX.  CBSX successfully launched on March 5, 2007. The subsequent rollout of listings proceeded smoothly and well ahead of schedule, thanks to the dedicated efforts of our staff and CBSX partner firms. Currently, more than 2,800 stock and ETFs are available for trading on CBSX.  Volume during the first four months has averaged 48.8 million shares per month.  Last week, two single-day volume records were set when over 6 million shares traded on Tuesday, July 10 and 6.4 million shares traded on Thursday, July 12.

CBOE Futures Exchange (CFE)

Volume continues to grow at the CBOE Futures Exchange (CFE).  In the first half of 2007, 356,997 contracts traded, which is 151% ahead of the same time period in 2006.  June 2007 capped a record setting quarter (204,488 contracts in 2Q 2007) and was, for the first time in CFE history, the second consecutive month in which volume exceeded 80,000 contracts.  With the launch of two new contracts on July 6 — futures on the CBOE NASDAQ-100 Volatility Index (VXN) and on the CBOE Russell 2000 Volatility Index (RVX) — CFE now lists seven contracts, including CFE’s flagship product, futures on the CBOE Volatility Index (VIX).  (The VIX is based on S&P 500 Index option prices.)  In March, Andrew Lowenthal was named the new Managing Director of CFE.  Lowenthal, a 24-year veteran of CBOE, also serves as a Vice President in CBOE’s Business Development division.

OneChicago

During June, volume at OneChicago totaled 807,847 contracts, an increase of 20% over a year-ago. The exchange currently lists over 500 futures contracts on individual stocks, ETFs and OneChicago Select Indexes, a series of narrow-based security index futures.  In January, the exchange announced that David Downey was named the new Chief Executive Officer. Downey, who replaced Martin Doyle, had previously served as Executive Vice President of Operations at Interactive Brokers Group and was also a former trader at CBOE. OneChicago remains focused on developing the market for trading single stock futures through extensive educational and marketing initiatives.

Ongoing Evolution of CBOE’s Hybrid Trading System

Hybrid Enhancements

CBOE is committed to continuously enhancing its Hybrid Trading System. Ongoing system upgrades ensure that the Hybrid continues to offer an unparalleled trading choice.  Last year, we updated the Complex Order Book (COB) with the Complex Order Auction (COA), the industry’s first electronic price improvement auction for complex orders.   During the first six months of 2007, volume on these systems increased 45%. In the month of June, customers realized $1.2 million in price improvement using COA.

Building on the success of COB and COA, as well as the launch of the CBOE Stock Exchange, CBOE now plans to introduce an electronic auction for the execution of combined stock and options orders, such as BuyWrites. The options trades will be reported on CBOE, and the stock trades will be reported on CBSX.  Similar to COA, the system will initiate a brief electronic auction, trading both sides of the order as one order, with one net price.  The new feature, another industry ‘first,’ will launch this fall.

Hybrid Expansion

European-style S&P 100 Index options (XEO) began trading on the Hybrid Trading System in January 2007. Currently, S&P 500 Index (SPX) and S&P 100 Index (OEX) options are the only major products not available on the Hybrid Trading System.  “Hybrid 3.0,” a modified version of the Hybrid Trading System designed to accommodate the unique features of SPX and OEX trading, will be rolled out in the OEX beginning July 24 and in the SPX beginning September 25.  Lead Market Makers (LMMs) will drive Hybrid 3.0 quotes, and electronic access to orders in the Book will be provided for broker-dealers and in-crowd market makers.

CBOE continues to offer its customers a truly hybrid approach, with the choice of state-of-the-art electronic trading or open outcry handling of their orders, both on a single platform. For the month of June, 96% of the orders in Hybrid classes were executed electronically, which accounted for 63% of the volume in those classes. While the percentage of volume executed electronically continues to edge higher, a significant portion (37%) of CBOE volume in classes traded on the Hybrid Trading System continues to trade in open outcry.

New HyTS Terminal Vendor

In June, Nexa Technologies, Inc. a subsidiary of Penson Worldwide, Inc., announced the release of the Nexa HyTS Terminal, a multifunctional trading workstation that helps drive business to CBOE through connectivity to the CBOE Hybrid Trading System. The Nexa HyTS Terminal can provide access to all other U.S. options and stock exchanges and to the CBOE Futures Exchange. Nexa HyTS is being offered to customers in addition to the Belzberg HyTS Terminal, which also recently added new features and upgrades.

Product Innovations: New Products adding “New” Volume

Credit Derivatives

On June 19, CBOE took an important first step into the credit derivatives arena with the launch of Credit Event Binary Options (CEBOs).  CBOE listed Credit Event Binary Options, also known as credit default options, on five individual companies. CEBOs are cash settled call options that pay $100,000 when a credit event, such as default on specified payment obligations, has occurred.  If no such credit event occurs, the option expires with no value. On July 31, 2007, CBOE plans to launch Credit Event Baskets, with both small, sector-specific baskets of companies and large, broad-based composite baskets of companies.

The over-the-counter credit default market has exploded into a $26 trillion business. CBOE’s credit products provide the benefits of a standardized, exchange-traded contract, including the assurances of triple-A rated clearing, price transparency and low trading costs. CBOE’s credit products will trade on our Hybrid Trading System.

BuyWrite Indexes

CBOE began publishing a new benchmark index, the CBOE S&P 500 PutWrite Index (ticker symbol “PUT”) on June 20, 2007. PUT measures the performance of a hypothetical portfolio that sells S&P 500 Index (SPX) put options against collateralized cash reserves held in a money market account.  PUT is similar in concept to the popular CBOE S&P 500 BuyWrite Index (BXM) and other CBOE BuyWrite Indexes. CBOE’s suite of BuyWrite indexes allow investors to pick a benchmark index that best suits their market views and investment goals. BuyWrite strategies have dramatically increased index options volume at CBOE.  Through our relationship with S&P, licenses will be made available to use the CBOE S&P 500 PutWrite Index as the basis for new investment vehicles.

VIX Options

Trading in CBOE VIX options continues to grow in 2007.  VIX options were introduced in February 2006 and quickly became the most successful new product ever launched by CBOE.  VIX options, which averaged 23,000 contracts per day in 2006, averaged 95,283 contracts per day in June 2007. VIX options were the second most actively traded index or ETF option at CBOE in the month of June, when over two million contracts VIX contracts traded (a new monthly volume record). As an indication of the growing popularity of VIX options, last week’s “Striking Price” column in Barron’s, written by option guru Larry McMillan, was devoted entirely to the utility of VIX options.  To read the article, see “VIX Options Article By Lawrence G. McMillan” on the VIX Micro Site of cboe.com.

Industry Awards

Two members of CBOE’s management team recently received prestigious industry awards. In June, CBOE was selected by CIO Magazine as a recipient of the 20th annual “CIO 100 Award,” recognizing the top 100 organizations in the world in terms of information technology. Gerry O’Connell, CBOE Executive Vice President and Chief Information Officer, received the award on behalf of CBOE. Also in June, Joe Levin, CBOE Vice President of Research and Product Development, was named to Risk Magazine’s honor roll of “Who’s Who.”  Joe was recognized as a “revolutionary product developer” for his leadership role in creating a long list of products that have defined the market for listed options trading.

Penny Pilot Program

In January 2007, the SEC initiated an industry wide pilot program for the pricing of options in penny price increments on 10 stocks and 3 ETFs.  On June 1, CBOE submitted its report to the SEC (CBOE Penny Pilot Report (6/1/2007)) on the impact of penny prices over the first three months of the pilot program. CBOE remains cautious about drawing any definitive conclusions due to the limited scope of the program and the amount of data available thus far. Capacity issues were a significant concern industry wide at the onset of the pilot, but CBOE’s systems performed well. We will continue to monitor for any potential capacity issues going forward. A significant concern from CBOE’s point of view is the potential negative impact on liquidity and transparency, which are key elements to attracting business from institutional customers.

The SEC, which received reports from all six U.S. options exchanges, commented that “the pilot has been successful in narrowing average quoted spreads, which enables investors to trade options at better prices. The reduction in spreads also has led to a reduction in payment for order flow.”

Going forward, the SEC continues to analyze the results of the pilot and will determine how to proceed. CBOE proposed to continue the measured approach to the pilot program and, if the pilot is expanded, to do so with a very limited number of classes (CBOE recommended 37 additional classes, bringing the total to 50).  We will continue to keep you apprised of further developments.

CBOE Branding Initiative

External Program

This year, CBOE kicked off an extensive branding initiative highlighting CBOE’s position of industry leadership. More specifically, the branding initiative communicates to the world that CBOE is a vital necessity in the world of options for which there is “No Substitute.” To amplify this message, CBOE has conducted an extensive print and broadcast campaign, which can be seen in various financial media, including The Wall Street Journal, Barron’s and CNBC. The CBOE “No Substitute” print ads and TV commercial, which have received high marks for creativity and market impact, are supplemented with the use of outdoor and online advertising.

Internal Program

CBOE is also rolling out an internal component of the CBOE branding effort. We believe that the ability of CBOE employees to strengthen the CBOE brand is equal to — if not more important than — the external initiative.  CBOE kicked off the internal component of the branding program with the presentation of the very first CBOE “V” awards. The awards were made in recognition of CBOE employees who exemplify the spirit that makes CBOE a “vital necessity” in the options marketplace. The inaugural “V” awards were presented to Ravi Vazirani in the Systems Department and Yvonne Sipp in the Department of Market Regulation. Presentations to staff on the concepts of branding and the objectives of the branding initiative are currently underway in order to strengthen the role that each employee plays in promoting the CBOE brand.

Going Forward

Our progress thus far in 2007 is made possible by the recognition of CBOE as the marketplace of choice for options by our customers, traders, liquidity providers and member firms. Please don’t hesitate to contact us if there is anything we can do to make trading experience at CBOE an even better one.

Finally, we thank and congratulate staff and members for keeping CBOE on track for another record year. We look forward to all that we can accomplish by working together in the coming months of 2007. Please feel free to e-mail us with any questions or comments.

Bill Brodsky	Ed Joyce	Ed Tilly	Brad Griffith
brodsky@cboe.com	joyce@cboe.com	tillye@cboe.com	griffith@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.